J.P. MORGAN EXCHANGE-TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

January 11, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the “Trust”);

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 72

Dear Ms. White:

This letter is in response to the comments you provided with respect to the filing for the JPMorgan Global Bond Opportunities ETF (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 which we anticipate filing on or around February 10, 2017.

General Comments

1.	Please update the EDGAR series and class information with the Fund’s ticker.

Response: We will update the EDGAR system prior to the launch of the Fund to the public.

2.	Comment: Please advise if the Fund has obtained relief under Rule 19b-4. If not, please indicate in correspondence that you plan to make 485BXT filings to delay effectiveness of the Fund’s registration statement until such relief is obtained.

Response: On October 5, 2016, the SEC granted Bats BZX Exchange, Inc. (“BATS”) a proposed rule change under Rule 19b-4 to list and trade shares of the Fund. See https://www.sec.gov/rules/sro/batsbzx/2016/34-79053.pdf

Fee Table

3.	Comment: If applicable, please disclose whether any recoupment is permitted under the Fund’s expense limitation agreement.

Response: The Fund confirms that under the terms of the expense limitation agreement the service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

Main Investment Strategies

4.	Comment: Please disclose how the Fund determines if a company is economically tied to a country other than the U.S.

Response: The following disclosure will be added (changed redlined):

In managing the Fund, the adviser will seek to diversify the Fund’s portfolio by investing in issuers in at least three countries other than the U.S. An issuer of a security will be deemed to be located in a particular country if: (i) the principal trading market for the security is in such country, (ii) the issuer is organized under the laws of such country or (iii) the issuer derives at least 50% of its revenues or profits from such country or has at least 50% of its total assets situated in such country.

Please note that we believe the strategy section in the Risk/Return Summary discloses the main strategy of the Fund and more detailed disclosure concerning the methodology for determining the location of an issuer should be included in the “More About the Fund” section rather than in the Risk/Return Summary.

5.	Comment: Please confirm that each of the instruments described on page 2 in the “Risk/Return Summary” will be used as part of the main investment strategy of the Fund. In addition, please confirm that each instrument is explained in either the “Risk/Return Summary” or “More About the Fund” section of the prospectus.

Response: As disclosed in the prospectus, the Fund is flexible and opportunistic and “has broad discretion to shift the Fund’s exposure to strategies, sectors, countries or currencies based on changing market conditions and its view of the best mix of investment opportunities.” While not all of the investments listed on page 2 will be held at all times, the Fund confirms that the investments listed on page 2 may be used as part of the Fund’s main investment strategies and are therefore properly included in the Risk/Return Summary.

With respect to the description of each of the investments, the current disclosure describes the particular types of securities in which the Fund invests as required by Item 9(b)(1) of Form N-1A. For shareholders who want additional details concerning the types of investments that the Fund may use, the investment practices chart includes additional details about each type of investment. Additional disclosure regarding these investments and their related risks is included in the Statement of Additional Information.

6.	Comment: The prospectus discloses that the Fund will invest at least 80% of its Assets in bonds. Are derivatives currently included in the calculation to meet the Fund’s 80% test under Rule 35d-1 and if so, how are they valued?

Response: Derivatives are currently not included in the calculation to meet the Fund’s 80% test.

7.	The prospectus discloses that the Fund may use derivatives to take “synthetic short positions to decrease exposure to certain securities, markets or currencies . . .” Please disclose in the prospectus what it means to take a “synthetic” short position.

Response: The disclosure was meant to describe the use of derivatives to manage the Fund’s exposure to certain securities, markets or currencies. The disclosure will be revised as follows to remove the reference to synthetic short positions and provide further description concerning the usage of derivatives:

The Fund may also use derivatives to establish, increase, decrease, or manage exposure to securities, markets, or currencies including for hedging purposes ~~(for example to take synthetic short positions to decrease exposure to certain securities, markets or currencies)~~, to seek to increase gain to the Fund and/or as part of its risk management process. ~~by establishing or adjusting exposure to particular foreign securities, markets or currencies.~~

Main Risks

8.	Comment: The Risk/Return Disclosure includes “High Portfolio Turnover Risk.” Please disclose that the Fund will engage in active and frequent trading in the strategy section.

Response: With respect to High Portfolio Turnover Risk, we do not believe that additional strategy disclosure corresponding to the risk disclosure is required. The risk disclosure is included because of the Fund’s flexible strategy which, at times, may result in frequent trading. This concept is already captured in the strategy disclosure, which provides that the Adviser “has broad discretion to shift the Fund’s exposure to strategies, sectors, countries or currencies based on changing market conditions and its view of the best mix of investment opportunities.”

9.	Comment: The risk disclosure includes “Authorized Participant Concentration Risk.” Please provide in correspondence the number of authorized participants (“APs”) that the Fund will have when it commences operations.

Response: The Fund is uncertain how many APs it will have when it begins operations and this number may change over time.

More About the Fund

10.	Comment: Please include the definition of “bond” on page 7 in the Risk Return/Summary.

Response: The following disclosure will be added to the Risk/Return Summary:

A “bond” is defined as a debt security with a maturity of 90 days or more at the time of its issuance.

11.	Comment: The prospectus indicates that the Fund may invest in convertible securities. Please disclose whether the Fund may invest in contingent convertible securities and, if used as part of its principal investment strategies, include disclosure in the Risk/Return Summary.

Response: The Fund may invest in contingent convertible securities but does not currently intend to invest in contingent convertible securities as part of its principal investment strategy. Disclosure will be added under Additional Strategies indicating that the Fund may invest in contingent convertible securities as an additional strategy. If the Fund subsequently determines to use contingent convertible securities as part of its principal investment strategy, disclosure would be added to the “Risk/Return Summary.”

12.	Comment: Please move the section on page 9 under “Credit Quality” to page 7 prior to “Additional Strategies.”

Response: The disclosure will be moved.

Statement of Additional Information– Part I

13.	Comment: The disclosure states the Fund’s fundamental investment policy regarding industry concentration …“does not apply to securities issued by other investment companies.” With respect to concentration, it is the Staff’s position that to the extent a fund can determine that an underlying fund is concentrated in a particular industry, it should consider the underlying fund’s holdings in determining compliance with its own concentration policies. (For example, if an underlying fund has a name requiring an 80% policy in a particular industry, a Fund should consider at least 80% of its investment in that fund will be in that industry; or if an underlying fund has a concentration policy requiring it to invest 25% in an industry, a fund should consider that 25% of its assets in that fund will be in the industry.)

Response: The Fund believes that its current policy on concentration, as disclosed in its Statement of Additional Information, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment.

14.	Comment: If the Fund’s board has a nominating or similar committee, please consider the applicable disclosure requirements under Form N-1A.

Response: The Fund’s board did not have a nominating or similar committee when the registration statement was filed but approved a Governance and Nominating Committee at its December meeting. The Fund will include the disclosure in the SAI as required by Item 17(b)(2)(iv) of Form N-1A in the filing made pursuant to Rule 485(b) .

Statement of Additional Information– Part II

15.	Comment: In the section “Portfolio Trading by Authorized Participants,” the disclosure states that “When creation or redemption transactions consist of cash, the transactions may require the Global Equity Fund or the International Equity Fund to contemporaneously transact with broker-dealers for purchases or sales of portfolio securities, as applicable.” Please consider deleting the references to the two particular funds.

Response: At the present time, the disclosure in this section applies only to the specified Funds, but it may apply to other Funds in the future. In response to the comment, the disclosure will be revised to state “a Fund.”

16.	Comment: In the section “Additional Information,” the disclosure states “With respect to the securities offered hereby, this SAI and the Prospectuses do not contain all the information included in the Registration Statements of the Trust filed with the SEC under the 1933 Act and the 1940 Act. Pursuant to the rules and regulations of the SEC, certain portions have been omitted.” Please explain in correspondence what the omission is referring to.

Response: This disclosure refers to Part C of the Registration Statement and any information incorporated by reference into the Prospectus or Statement of Additional Information and therefore not included in those documents.

Please note that the comments also included a request to include a “Tandy” representation in our response letter. The comment pre-dated the Announcement from the SEC on October 5, 2016. As indicated in the Announcement, companies that have yet to provide requested Tandy representations no longer need to do so.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary